UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On November 18, 2025, SEALSQ Corp (the “Company” or “SEAL”) reaffirmed its preliminary unaudited financial metrics for the nine-month period ended September 30, 2025 ("9M 2025") and provided some key product milestones and updates.

9M 2025

•	SEAL’s preliminary unaudited financials for 9M 2025 revealed revenue of $9.9 million (41% increase in year on year revenue growth) with $5.1 million recorded in the third quarter of this year (which includes $1.3 million in revenue from IC'ALPS, for the two-month period since the closing of the acquisition), compared to $7.0 million in the equivalent period last year.

•	Growth drivers: this 41% growth is mostly attributable to the renewed demand for traditional SEAL products and two months of consolidated revenue from IC’ALPS since the completion of the acquisition on August 4, 2025. However, SEAL’s revenue is still negatively impacted by the ongoing transition from legacy products to next-generation post-quantum semiconductors and software.

•	Treasury: a cash position of $430 million as of November 18, 2025.

Key Product Milestones

•	SEALSQ confirmed the launch of WISeSat 3.0 PQC on November 18, 2025, and the upcoming launch of Quantum Shield QS7001™.

•	SEALSQ’s U.S.-based Post-Quantum Root of Trust goes live on Friday, November 21, 2025. This is part of SEALSQ’s Made in the USA Strategy and will create sovereign infrastructure that is designed to allow American enterprises and government agencies to issue, manage, and validate quantum-resistant digital identities and PKI services entirely on U.S. soil.

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the timing of the launch of key products, SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. SEALSQ Corp is providing this Current Report on Form 6-K as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer